ANNOUNCEMENT TO THE MARKET

Banco Bradesco S.A., Banco Itaú Holding Financeira S.A. and Unibanco – União de Bancos Brasileiros S.A. (“Banks”) inform the market, as Serasa S.A.’s (“SERASA”) shareholders, that due to the receipt of a proposal for the acquisition of a controlling interest in SERASA, they have decided to temporarily suspend the process pursuant to which SERASA would become a publicly traded company, which was initiated through the filing with the Brazilian Securities Commission (CVM) on March 5th., 2007, of a request that contemplated both the registration of SERASA as publicly traded company and the secondary public offering of common stocks.

The transaction price and all other conditions for the implementation of the transfer of the control of SERASA will depend on the outcome of Due Diligence, and on negotiations and execution of the relevant agreements, as well as authorization from competent authorities.

The Banks will inform the market, in due course, of any material information relating to the above mentioned transaction.

São Paulo, March 20 , 2007

Banco Bradesco S.A.

Milton Almicar Silva Vargas

Investor Relations Officer

Banco Itaú Holding Financeira S.A.

Alfredo Egydio Setubal

Investor Relations Officer

Unibanco – União de Bancos Brasileiros S.A.

Osias Santana de Brito

Investor Relations Officer